                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                  (Rule 13d-1)


                                  iiGROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  449-629-10-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                J. Eric Kirkland
               7000 W. Palmetto Park Rd #501, Boca Raton, FL 33433
                                 (561) 620-9202
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 28, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)







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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           J. Eric Kirkland
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [x]
______________________________________________________________________________

    3      SEC USE ONLY
_______________________________________________________________________________

    4      SOURCE OF FUNDS                                            PF
_______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
_______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER                           1,293,471
               |     |
               |_____|_________________________________________________________
               |     |
               |  8  |   SHARED VOTING POWER                               -0-
               |     |
               |_____|_________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER                      1,293,471
               |     |
               |_____|_________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER                          -0-
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     1,293,471
_______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             [ ]
_______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         12.1%
_______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                                                                           IN
_______________________________________________________________________________





                                        2
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Item 1.           Security and Issuer.
                  -------------------

                  This statement relates to the shares of common stock of iiGroup, Inc., a Delaware corporation ( the "Issuer") having its principal business and the address of its principal office at 7000 West Palmetto Park Road, Suite 501, Boca Raton, Florida 33433.

Item 2.           Identity and Background.
                  -----------------------

                  a.       J. Eric Kirkland.

                  b. The business address of Mr. Kirkland is 7000 West Palmetto Park Road, #501, Boca Raton, Florida 33433.

                  c. Mr. Kirkland's present principal occupation is President of the Issuer.

                  d. During the past five years, Mr. Kirkland has not been convicted in a criminal proceeding and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor has there been any finding or violation with respect to any such laws.

                  e. During the past five years, Mr. Kirkland has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  f.       Mr. Kirkland is an American citizen.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  Mr. Kirkland received the shares of common stock as a result of the merger between Silicon Ventures and the Issuer

Item 4.           Purpose of Transaction.
                  ----------------------

                  Mr. Kirkland received common stock of the Issuer as a consequence of the merger between the Issuer and Silicon Ventures.



                                        3

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Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  a. Mr. Kirkland is the beneficial owner of 1,293,471 shares, or 12.1% of the Issuer's common stock as of November 17, 2000.

                  b. Mr. Kirkland has the sole voting power to vote, or to direct the vote of, the shares of common stock issued to him. Mr. Kirkland has the power to dispose, or direct the disposition of, all of the shares owned by him of record or beneficially. He disclaims beneficial ownership of any other shares of the Issuer's common stock held by any other person. He disclaims that he is part of a group.

                  c. Mr. Kirkland acquired 1,293,741 shares of the Issuer's common stock, $.01 par value, on August 28, 2000. These shares were granted to Mr. Kirkland as a result of the merger between Silicon Ventures and the Issuer. The transaction was effected by the Board of Directors of the Issuer and Silicon Ventures.

                  d.       None.

                  e.       Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships With
                  -------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  -----------------------------------

                  None.

Item 7.           Material to be Filed as Exhibits.
                  --------------------------------

                  None.



                                        4

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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I each certify that the information set forth in this statement is true, complete and correct.

                                                              November 27, 2000
                                                            --------------------
                                                                   (Date)

                                                            /s/ J. Eric Kirkland
                                                            --------------------
                                                            J. Eric Kirkland





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